Exhibit 1

Press release

Ahold Delhaize continues its €1 billion share buyback program announced on December 7, 2016.

Zaandam, the Netherlands, March 6, 2017 - Ahold Delhaize continues its €1 billion share buyback program announced on December 7, 2016. On January 9, 2017 Ahold Delhaize announced the commencement of a €1 billion share buyback program, which it expects to complete before the end of 2017. Ahold Delhaize will continue the brokerage led buyback program with one material change. The intermediary executing the buyback program has guaranteed that the final price per share will be the arithmetic average of the daily volume weighted average prices (VWAP) over the period of acquisition of the shares less an agreed discount. The intermediary may in connection therewith enter into transactions to hedge its exposure under the share buyback agreement. Ahold Delhaize will continue to provide regular updates on the progress of the program with respect to the brokerage led part of the mandate by means of press releases.

Cautionary notice

This communication includes forward-looking statements. All statements other than statements of historical facts may be forward-looking statements. Words such as continues, expects and will or other similar words or expressions are typically used to identify forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and other factors that are difficult to predict and that may cause actual results of Koninklijke Ahold Delhaize N.V. (the “Company”) to differ materially from future results expressed or implied by such forward-looking statements. Such factors include, but are not limited to the risk factors set forth in the Company’s public filings with the U.S. Securities and Exchange Commission and other disclosures. Forward-looking statements reflect the current views of the Company’s management and assumptions based on information currently available to the Company’s management. Forward-looking statements speak only as of the date they are made, and the Company does not assume any obligation to update such statements, except as required by law.

For more information:

Press office: +31 88 659 5134	Investor relations: +31 88 659 5213	Social media:	Twitter: @AholdDelhaizeNews
YouTube: @CommunicationsAholdDelhaize
LinkedIn: @Ahold-Delhaize

Ahold Delhaize is one of the world’s largest food retail groups and a leader in both supermarkets and e-commerce. Its family of strong, local brands serves more than 50 million customers each week in 11 countries. Together, these brands employ more than 375,000 associates in 6,500 grocery and specialty stores and include the top online retailer in the Benelux and the leading online grocers in the Benelux and the United States. Ahold Delhaize brands are at the forefront of sustainable retailing, sourcing responsibly, supporting local communities and helping customers make healthier choices. Headquartered in Zaandam, the Netherlands, Ahold Delhaize shares are listed on Euronext Amsterdam and Brussels (ticker: AD) and its American Depositary Receipts on the over-the-counter market in the U.S., quoted on the OTCQX International marketplace (ticker: ADRNY). For more information, please visit www.aholddelhaize.com.

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